As filed with the Securities and Exchange Commission on July 7, 2008

Registration No. 333-151676
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No.1 to

Form F-4
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933
GAZ DE FRANCE S.A.
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of the Registrant’s name into English)

France (State or other jurisdiction of incorporation or organization)	4925 (Primary standard industrial classification code number)	Not applicable (I.R.S. Employer Identification No.)

23, rue Philibert Delorme
75017 Paris
France
+33 1 47 54 20 20
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Sandra Lagumina Gaz de France 23, rue Philibert Delorme 75840 Paris Cedex 17 France +33 1 47 54 20 20	E. Raman Bet-Mansour Debevoise & Plimpton LLP 21, ave. George V 75008 Paris France +33 1 40 73 12 12	Yves de Gaulle SUEZ 16, rue de la Ville L’Evêque 75383 Paris Cedex 08 France +33 1 40 06 64 00	Margaret E. Tahyar Davis Polk &Wardwell 121, avenue des Champs-Elysées 75008 Paris France +33 1 56 59 36 70

Approximate date of commencement of proposed sale of the securities to the public:  As soon as possible after this registration statement becomes effective and the other conditions to the transaction described herein have been satisfied.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☑  Registration No. 333-151676

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date on the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Under French law, Gaz de France may generally indemnify, contract for and maintain liability insurance against civil liabilities incurred by any of its directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors of the company. Under French law, Gaz de France may not indemnify directors and officers for criminal liabilities, either directly or through liability insurance.

Under French law, Gaz de France is generally allowed to advance expenses incurred by its officers and directors in defending any civil or criminal action. Gaz de France may also indemnify those directors and officers for their expenses, provided that they acted in good faith and in their capacities as directors or officers of Gaz de France.

Gaz de France maintains liability insurance for its directors and officers and it is expected that GDF SUEZ will continue to maintain liability insurance for its directors and officers (including insurance against liabilities under the Securities Act) following the merger.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith unless otherwise indicated:

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Merger Agreement (traité de fusion), dated June 5, 2008, between Gaz de France and Suez (included as Annex A to the prospectus forming a part of this registration statement)*
3.1	By-laws (statuts) of Gaz de France (English translation)*
5.1	Opinion of Darrois Villey Maillot Brochier, French counsel to Gaz de France, regarding the validity of the Gaz de France ordinary shares*
8.1	Opinion of Debevoise & Plimpton LLP as to certain United States federal income tax matters*
21.1	Subsidiaries of the Registrant (incorporated by reference to Note 24 of the consolidated financial statements of the Registrant for the year ended December 31, 2007)*
23.1	Consent of Mazars & Guérard and Ernst & Young Audit (in connection with the reports relating to Gaz de France)*
23.2	Combined consent of Deloitte & Associés and Ernst & Young et Autres (in connection with the reports relating to Suez)*
23.3	Consent of Darrois Villey Maillot Brochier, French counsel to Gaz de France (included in Exhibit 5.1)*
23.4	Consent of Réné Ricol*
23.5	Consent of Dominique Ledouble*
23.6	Consent of Vincent Baillot*
23.7	Consent of Goldman Sachs International*
23.8	Consent of Lazard Frères*
23.9	Consent of Merrill Lynch Capital Markets (France) S.A.S.*
23.10	Consent of HSBC France S.A.*
23.11	Consent of BNP Paribas Corporate Finance*
23.12	Consent of J.P. Morgan plc*
23.13	Consent of Oddo Corporate Finance S.C.A.*
23.14	Consent of DeGolyer and MacNaughton*
23.15	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.1)*
24.1	[Reserved]
24.2	[Reserved]

Exhibit
No.	Description

24.3	Power of Attorney of Jean-Louis Beffa*
24.4	Power of Attorney of Aldo Cardoso*
24.5	Power of Attorney of Paul-Marie Chavanne*
24.6	Power of Attorney of Pierre Graff*
24.7	Power of Attorney of Peter Lehmann*
24.8	Power of Attorney of Philippe Lemoine*
24.9	Power of Attorney of Anne-Marie Mourer*
24.10	Power of Attorney of Xavier Musca*
24.11	Power of Attorney of Florence Tordjman*
24.12	Power of Attorney of Edouard Vieillefond*
99.1	English translation of French Market Authority (Autorité des marchés financiers) Multi-Criteria Financial Analysis*
99.2	Merger Auditors’ Report on the Merger Consideration (included as Annex B to the prospectus forming a part of this Registration Statement)*
99.3	Merger Auditors’ Report on the Value of the Assets Transferred (included as Annex C to the prospectus forming a part of this Registration Statement)*
99.4	Fairness Opinion of Goldman Sachs International (included as Annex D to the prospectus forming a part of this Registration Statement)*
99.5	Fairness Opinion of Lazard Frères (included as Annex E to the prospectus forming a part of this Registration Statement)*
99.6	Fairness Opinion of Merrill Lynch (included as Annex F to the prospectus forming a part of this Registration Statement)*
99.7	Fairness Opinion of HSBC France (included as Annex G to the prospectus forming a part of this Registration Statement)*
99.8	Financial Opinion of BNP Paribas (included as Annex H to the prospectus forming a part of this Registration Statement)*
99.9	Fairness Opinion of JPMorgan (included as Annex I to the prospectus forming a part of this Registration Statement)*
99.10	Independent Valuation Report of Oddo Corporate Finance (included as Annex J to the prospectus forming a part of this Registration Statement) (English translation)*
99.11	By-laws (statuts) of Suez (English translation)*
99.12	Protocol of Understanding (Protocole d’Accord) dated June 5, 2008, between Gaz de France and Suez*
99.13	Industrial, Commercial and Financial Cooperation Agreement (Accord de coopération industrielle, commerciale et financière), dated June 5, 2008, between Gaz de France and Suez (English translation)*
99.14	Draft by-laws of GDF SUEZ to be submitted for the approval of the Gaz de France ordinary and extraordinary shareholders’ meeting of July 16, 2008 (English translation)*
99.15	Depositary’s Notice of Shareholders’ Meeting of Suez
99.16	Resolutions tabled at the Ordinary and Extraordinary Suez Shareholders’ Meeting of July 16, 2008

*Previously filed on June 16, 2008

Item 22.	Undertakings

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(5) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The undersigned registrant hereby undertakes, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(8) The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F of the Securities Act at the start of any delayed offering or throughout a continuous offering.

(9) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10) The undersigned registrant hereby undertakes:
i. to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and
ii. to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on July 7, 2008.

GAZ DE FRANCE S.A.

By:	/s/ Jean-François Cirelli
Jean-François Cirelli
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on July 7, 2008 by the following persons in the capacities indicated:

Signature	Title

/s/ Jean-François Cirelli Jean-François Cirelli	Chairman and Chief Executive Officer

* Stéphane Brimont	Chief Financial Officer

/s/ Olivier Feist Olivier Feist	Chief Accounting Officer (Principal Accounting Officer)

* Jean-Louis Beffa	Director

* Aldo Cardoso	Director

* Peter Lehmann	Director

* Philippe Lemoine	Director

* Paul-Marie Chavanne	Director

* Pierre Graff	Director

* Xavier Musca	Director

Signature	Title

* Florence Tordjman	Director

* Edouard Vieillefond	Director

* Anne-Marie Mourer	Director

Philippe Favre	Director

Guy Dollé	Director

Olivier Barrault	Director

Bernard Calbrix	Director

Jean-François Lejeune	Director

Yves Ledoux	Director

/s/ Donald J. Puglisi Puglisi & Associates By: Donald J. Puglisi Title: Managing Director	Authorized Representative in the United States

*By: /s/ Jean-François Cirelli Jean-François Cirelli	Attorney-in-Fact